SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PLURI INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

72942G 104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72942G 104	13G/A	Page 2 of 9 Pages

1.	Names of Reporting Persons Regals Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,041,939
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,041,939

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,041,939

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 4.87%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 72942G 104	13G/A	Page 3 of 9 Pages

1.	Names of Reporting Persons Regals Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,041,939
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,041,939

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,041,939

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 4.87%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 72942G 104	13G/A	Page 4 of 9 Pages

1.	Names of Reporting Persons David M. Slager

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Dutch

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 770,160
	6.	Shared Voting Power 2,041,939
	7.	Sole Dispositive Power 770,160
	8.	Shared Dispositive Power 2,041,939

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,812,099

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 6.70%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 72942G 104	13G/A	Page 5 of 9 Pages

This Amendment No. 2 is filed with respect to the shares of Common Stock of the Issuer (as defined below) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2023, and amends and reinstates the initial Schedule 13G filed by the Reporting Persons on January 26, 2022 as previously amended.

Item 1(a).	Name of Issuer

Pluri Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

MATAM Advanced Technology Park, Building No. 5 Haifa, Israel 3508409.

Item 2(a).	Name of Person Filing

This Schedule is filed on behalf of each of the following Reporting Persons:

(1) Regals Capital Management LP (“Regals Management”)

(2) Regals Fund LP (“Regals Fund”)

(3) David M. Slager (“Mr. Slager”)

Item 2(b).	Address of Principal Business Offices or, if None, Residence

The address of each Reporting Person is:

c/o Regals Capital Management LP
152 West 57th Street, 9th Floor
New York, NY 10019

Item 2(c).	Citizenship

Each of Regals Management and Regals Fund is a Delaware limited partnership.

Mr. Slager is a citizen of The Netherlands.

Item 2(d).	Title of Class of Securities

Common Stock.

Item 2(e).	CUSIP Number

72942G 104

Item 3.	If the statement is being filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. 72942G 104	13G/A	Page 6 of 9 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________________________________________

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, Regals Fund directly owned (a) 1,555,939 shares of Common Stock and (b) warrants exercisable for 486,000 of Common Stock (“Warrant Shares”). Regals Management, as the investment manager of Regals Fund, may be deemed to beneficially own the shares of Common Stock owned directly by Regals Fund. Mr. Slager, as the managing member of the general partner of Regals Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Regals Management, in addition to the 770,160 shares of Common Stock he owns directly.

(b)	Percent of class:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 41,480,172 shares of Common Stock outstanding as of November 13, 2023, as reported in the issuer’s Form 10-Q filed with the Securities and Exchange Commission plus the 486,000 Warrant Shares. As of the date hereof, each of Regals Fund and Regals Management may be deemed to have beneficially owned approximately 4.87% of the shares of Common Stock outstanding and Mr. Slager may be deemed to beneficially have owned approximately 6.70% of the shares of Common Stock outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9

CUSIP No. 72942G 104	13G/A	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 72942G 104	13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024	Regals Capital Management LP
	By:	Regals Capital Holdings LLC, its general partner

/s/ David M. Slager
	Name:	David M. Slager
	Title:	Managing Member

Dated: February 1, 2024	Regals Fund LP
	By:	Regals Fund GP LLC, its general partner

/s/ David M. Slager
	Name:	David M. Slager
	Title:	Managing Member

Dated: February 1, 2024	David M. Slager

/s/ David M. Slager
	Name:	David M. Slager

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 72942G 104	13G/A	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit	Description

99.1	Agreement of Joint Filing. (Filed herewith)